

Mail Stop 3561

November 23, 2009

Mr. Gregg C. Johnson
Executive Vice President and Chief Operating Officer
SKYE International, Inc.
7701 E. Gray Road
Suite 104
Scottsdale, AZ 85260

> **Re:** **SKYE International, Inc.**
> **Item 4.02 Form 8-K**
> **Filed November 20, 2009**
> **File No. 0-27549**

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed November 20, 2009

1. Please provide us with a more detailed description of the nature of the accounting errors underlying the conclusion that your financial statements for the year ended December 31, 2008 can no longer be relied upon and should be restated. In addition, please tell us: (i) how you originally valued and accounted for the transactions; (ii) the change in valuation methodology and/or accounting to correct the accounting errors; and (iii) the authoritative literature that supports your revised accounting treatment. Further, please tell us why the accounting

errors did not have an effect on your interim financial statements for the each of the quarters in fiscal years 2008 and 2009 reported on Form 10-Q, and why those previously issued financial statements can still be relied upon. Finally, you should clarify the nature of the accounting errors in an amendment.

2.   We note your plans to include restated financial statements in the forthcoming Form 10-K for the fiscal year ended December 31, 2009 that is expected to be filed in March 2010. Since the filing of that Form 10-K is not imminent you should amend Form 10-K filed March 26, 2009 as soon as practicable to provide the restated financial statements. In that regard, since the Public Company Accounting Oversight Board (PCAOB) revoked the registration of Moore & Associates, Chartered (Moore) on August 27, 2009, you may not include Moore's audit report in the amended filing and you will need to have a firm that is registered with the PCAOB re-audit all periods presented. In the amendment, please describe the effect of the restatement on your conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting at the end of the year. If management concludes that your internal control over financial reporting and disclosure controls and procedures are effective despite the restatement, describe the basis for the conclusions. Refer to Items 307 and 308T of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the

Mr. Gregg C. Johnson
SKYE International, Inc.
November 23, 2009
Page 3

>   filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Adam Phippen at (202) 551-3336 if you have any questions regarding these comments. In his absence, you may direct your questions to me at (202) 551-3344.

>   Sincerely,

>   William Thompson
>   Accounting Branch Chief